Global X Funds
605 Third Avenue, 43rd Floor
New York, NY 10158

January 9, 2026

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-9303
Attn: Mr. Raymond Be, Esq.

Re:     Global X Funds
File No. 333-151713, 811-22209

Dear Mr. Be:

On behalf of Global X Funds (the “Registrant” or the “Trust”) and its series, the Global X U.S. 500 Income EdgeSM ETF and Global X Nasdaq-100® Income EdgeSM ETF (the “Funds”) included in Post-Effective Amendment No. 839, (the “Amendment”) to the Registrant’s registration statement on Form N-1A (the “Registration Statement”), below you will find the Registrant’s responses to your oral comments provided on December 17, 2025 with regard to the Amendment. The Amendment was filed with the U.S. Securities and Exchange Commission (the “SEC”) on October 10, 2025, pursuant to the Investment Company Act of 1940, as amended (the "1940 Act"), and Rule 485(a)(2) under the Securities Act of 1933, as amended (the “Securities Act”).
Below we have summarized your comments, in italics, and presented the Registrant’s response to each comment. Capitalized terms not otherwise defined in this letter have the meanings assigned to such terms in the Registration Statement.
GENERAL
1. Comment: Please supplementally advise what the blanks in the name of each Fund will be.
Response: The Registrant notes that the names of the Funds will be the Global X U.S. 500 Income EdgeSM ETF and Global X Nasdaq-100® Income EdgeSM ETF.
PROSPECTUS – INVESTMENT OBJECTIVE – BOTH FUNDS

2. Comment: In the investment objective, please clarify what “generate weekly income” means. Specifically, please clarify whether this text indicates that the strategy will generate weekly income for the Fund or whether the Fund intends to pay weekly distributions to investors.
Response:

The Registrant respectfully acknowledges the Staff’s comment and has revised the indicated text with respect to each Fund for clarity as follows:
The Global X U.S. 500 Income EdgeSM ETF (the "Fund") seeks to provide ~~generate weekly~~ current income and exposure to the Solactive GBS United States 500 Index (the “Reference Index”)~~with the potential for equity appreciation in rising markets~~.
The Global X Nasdaq-100® Income EdgeSM ETF (the "Fund") seeks to provide ~~generate weekly~~ current income and exposure to the Nasdaq-100® Index (the “Reference Index”)~~with the potential for equity appreciation in rising markets~~.
PROSPECTUS – PRINCIPAL INVESTMENT STRATEGIES – BOTH FUNDS

3. Comment: Please harmonize the disclosure regarding the Fund’s 80% policy with the statement that the Fund will generally write call options on only a portion of the [ ] Portfolio.
Response: The Registrant has revised the Global X U.S. 500 Income EdgeSM ETF’s 80% policy as follows:
Under normal circumstances, the Fund invests at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in the U.S. 500 ~~[ ]~~ Portfolio, and in options written on a portion of the U.S. 500 ~~[ ]~~ Portfolio.
The Registrant has made corresponding changes to the disclosure for the Global X Nasdaq-100® Income EdgeSM ETF.
4. Comment: Please clearly distinguish, within the indicated section, between (i) the Fund’s investment strategy (including its long exposure to the [ ] Portfolio and its options writing strategy) and (ii) any distribution program the Fund intends to adopt. Please clearly describe and separately caption these concepts.
Response: The Registrant has revised the indicated section as follows:
PRINCIPAL INVESTMENT STRATEGIES

The Fund is an actively managed exchange traded fund (“ETF”) that seeks to generate ~~weekly income~~ cash for the purpose of paying weekly distributions to shareholders by predominantly selling (writing) call options and to provide exposure to the Reference Index by investing in the equity securities that comprise the Reference Index and/or ETFs that share economic characteristics with the component securities of the Reference Index (collectively the “ U.S. 500 ~~[ ]~~ Portfolio”). Under normal circumstances, the Fund invests at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in the U.S. 500 ~~[ ]~~ Portfolio, and in options written on the U.S. 500 ~~[ ]~~ Portfolio. ~~[~~The Reference Index is a float-adjusted market capitalization weighted index containing equity securities of 500 ~~[ ]~~ companies, regarded as generally representative of the U.S. stock market. A float-adjusted market capitalization weighted index weights each index component according to its market capitalization, using the number of shares that are readily available for purchase on the open market.~~]~~
Target Annual Distributions
The Fund intends to target a 9% ~~[ ]~~ annualized distribution rate through option premiums collected from selling call options on a portion of the U.S. 500 ~~[ ]~~ Portfolio and dividends paid by the Fund’s U.S. 500 ~~[ ]~~ Portfolio. These distributions will be paid on a weekly basis based on the Fund’s NAV as calculated on the business day prior to the ex-dividend date.

There is no assurance the Fund will achieve its target annualized distribution rate. The actual distributions the Fund makes over a one-year period may deviate from its intended target annualized distribution rate as a result of fluctuations in NAV over time.

In seeking to achieve its target 9% ~~[ ]~~ annualized distribution, the Fund will write call options to generate ~~income~~ cash from option premiums. ~~The amount of call options sold by the Fund will generally be based upon a calculation designed to support the Fund in generating the annualized target income to be distributed on a weekly basis. The calculation will be based on the NAV of the Fund as calculated on the business day prior to the ex-dividend date. Because the Fund is actively managed, the portfolio managers may deviate from this calculation when they believe it is advantageous to do so. In seeking to achieve its target annualized distribution rate, the size or amount of the Fund’s written call options may vary.] The Fund will generally write at-the-money call options with one week until expiration; however, the portfolio managers may opt to write call options with any expiration and any moneyness to maximize expected returns.~~ In pursuing the Fund’s 9% ~~[ ]~~ annual distribution target, the Fund will generally write call options on only a portion of the U.S. 500 ~~[ ]~~ Portfolio, with such portion determined by the Adviser based on market conditions, option premium availability, and the Fund’s income objectives. The portion of the U.S. 500 ~~[ ]~~ Portfolio that is capped by the written call options will not be able to participate in any appreciation beyond the strike price of the written options. The remaining portion of the Fund’s U.S. 500 ~~[ ]~~ Portfolio will be uncapped and may appreciate when the underlying securities appreciate.

To the extent the cash generated from the Fund’s sale of call options falls short of its target annualized distribution rate, distributions will reduce the Fund’s net asset value (“NAV”). If the Fund’s NAV declines over time, the dollar amount of future distributions will also decrease. Distributions may be classified, in part or in whole, as a return of capital (“ROC”). A ROC is a return of a shareholder’s invested capital rather than a traditional source of income such as dividends or interest. See the prospectus section titled “ADDITIONAL INFORMATION ABOUT THE FUNDS” for more information about option premiums and ROC.

~~In general, a call option is a contract that gives the purchaser (holder) of the option, in return for a premium, the right to buy from the seller (writer) of the option the security or currency underlying the option at a specified exercise price. The writer of a call option has the obligation upon exercise of the option to deliver the underlying security upon receiving payment of the exercise price, or to settle the difference between the exercise price and the value of the security underlying the option in cash (depending on exercise style). When the Fund sells a call option, the~~

~~Fund receives a premium in exchange for an obligation to sell shares of a reference asset at a strike price on the expiration date if the buyer of the call option exercises it. If the reference asset closes above the strike price as of the expiration date and the buyer exercises the call option, the Fund will have to pay the difference between the value of the reference asset and the strike price. If the reference asset closes below the strike price as of the expiration date, the call option may end up worthless and the Fund retains the premium.~~

~~In implementing its principal investment strategy, the Fund transacts in traditional exchange-traded options contracts and/or FLexible EXchange® (“FLEX”). Traditional exchange-traded options have standardized terms, such as the style (American or European), the reference asset, the strike price and expiration date. In comparison, FLEX options allow investors to customize key contract terms, including expiration date, exercise style, exercise price, and expanded positions limits. Both traditional exchange-traded options and FLEX options are guaranteed for settlement by the Options Clearing Corporation (“OCC”). It is anticipated that the Fund may invest primarily in both traditional exchange-traded options and/or FLEX options.~~

~~The Fund may utilize European or American style options. European style options cannot be exercised prior to their expiration date and are cash settled. Since European style options can only be exercised at their expiration, they do not carry any risk of early assignment. American style options are physically settled and have early assignment risk as they can be exercised at any time prior to their expiration date. In the case of an American style call option, the underlying asset is transferred from the seller of the call to the buyer of the call when it is exercised.~~

The Fund is classified as “non-diversified,” which means it may invest a larger percentage of its assets in a smaller number of issuers than a diversified fund.
The Registrant has made corresponding changes, as applicable, to the disclosure for the Global X Nasdaq-100® Income EdgeSM ETF.
5. Comment: Please clarify in greater detail how the Fund’s strategy will operate. In particular, the objective disclosure states that the Fund seeks its objective “in rising markets.” Please clarify the scenarios contemplated and the potential outcomes of the strategy under different market conditions.
Response: The Registrant respectfully acknowledges the Staff’s comment and has revised each Fund’s investment objective as indicated in response to Comment #2. The Registrant kindly directs the Staff to its revisions to Comment #4 regarding clarification that each Fund’s NAV and distributions may decrease should such Fund fall short of generating sufficient cash to distribute weekly in accordance with its annualized target rate, or should the underlying securities held by such Fund depreciate in value.
6. Comment: With regard to the target annualized distribution rate, clarify whether the Fund will pay such distribution regardless of income resulting from its investment activities. To the extent that it will, discuss the risks involved, such as the potential for NAV to fall as result of making distributions that may constitute a return of capital.
Response: The Registrant respectfully acknowledges the Staff’s comment and confirms that each Fund will pay a weekly distribution based on the Fund’s target annualized distribution rate and the Fund’s NAV on the business day prior to the ex-dividend date regardless of cash generated by its investment activities. The Registrant further directs the Staff to the fifth paragraph of the revised Principal Investment Strategies section provided in response to Comment #4. The Registrant has also added the following disclosure to the section titled “ADDITIONAL INFORMATION ABOUT THE FUNDS”:
Receipt of an option premium does not always represent income, as typically, the option premium is taken into account when the option settles or lapses. Depending on whether the transaction as a whole results in a gain or loss, such amounts may be treated for accounting or tax purposes as income or as a return of capital (“ROC”). ROC represents a return of a shareholder’s own invested capital and does not reflect traditional income such as dividends or interest. A portion (sometimes a significant portion) of a Fund’s cash distributions may be classified as ROC, which generally refers to the portion of a distribution that represents a return of the original investment (principal) rather than income or profit. Accordingly, such distributions do not necessarily reflect traditional income or yield, and receipt of an option premium could ultimately result in a net loss on the transaction if offset by subsequent closing transactions, exercise or settlement.
7. Comment: Please consider bolding the disclosure in the second paragraph that states there is no assurance the Fund will achieve its target annualized distribution rate.
Response: The Registrant has bolded the indicated text as shown in response to Comment #4.
8. Comment: In the indicated section, please revise the statement that the Fund will write call options “to generate income from option premiums.” Please clarify that the Fund will not recognize income from an option transaction until it is closed at a gain or a loss to the Fund.
Response: The Registrant respectfully acknowledges the Staff’s comment and kindly directs the Staff to its revisions in response to Comment #4. The Registrant has also added the disclosure to the section titled “ADDITIONAL INFORMATION ABOUT THE FUNDS” indicated in response to Comment #6 above.
9. Comment: Please consider simplifying or moving certain details (e.g., NAV calculation, ex-dividend timing) to Item 9 and providing a cross-reference in Item 4.
Response: The Registrant respectfully acknowledges the Staff’s comment and has made the deletions displayed in response to Comment #4 and the below additions to the section titled “ADDITIONAL INFORMATION ABOUT THE FUNDS” accordingly:
The amount of call options sold by the Fund will generally be based upon a calculation designed to support the Fund in paying distributions to shareholders on a weekly basis in accordance with the Fund’s annualized target ~~income~~ distribution rate. The calculation will be based on the NAV of the Fund as calculated on the business day prior to the ex-dividend date. Because the Fund is actively managed, the portfolio managers may deviate from this calculation when they believe it is advantageous to do so. In seeking to achieve its target annualized distribution rate, the size or amount of the Fund’s written call options may vary. The Fund will generally write at-the-money call options with one week until expiration; however, the portfolio managers may opt to write call options with any expiration and any moneyness to maximize expected returns.

In general, a call option is a contract that gives the purchaser (holder) of the option, in return for a premium, the right to buy from the seller (writer) of the option the security or currency underlying the option at a specified exercise price. When the Fund sells a call option, the Fund receives an upfront cash premium, which in exchange limits the Fund’s ability to participate in the potential appreciation of the reference asset above the strike price of the option. If the reference asset increases in value above the strike price, the Fund’s gains on the covered portion of the portfolio will generally be capped, while if the reference asset declines in value, the Fund remains exposed to losses in the reference asset, although such losses may be partially offset by the option premium received.
In implementing its principal investment strategy, the Fund transacts in traditional exchange-traded options contracts and/or FLexible EXchange® (“FLEX”). Traditional exchange-traded options have standardized terms, such as the style (American or European), the reference asset, the strike price and expiration date. In comparison, FLEX options allow investors to customize key contract terms, including expiration date, exercise style, exercise price, and expanded positions limits. Both traditional exchange-traded options and FLEX options are guaranteed for settlement by the Options Clearing Corporation (“OCC”). It is anticipated that the Fund may invest primarily in both traditional exchange-traded options and/or FLEX options.
The Fund may utilize European or American style options. European style options cannot be exercised prior to their expiration date and are cash settled. Since European style options can only be exercised at their expiration, they do not carry any risk of early assignment. American style options are physically settled and have early assignment risk as they can be exercised at any time prior to their expiration date. In the case of an American style call option, the underlying asset is transferred from the seller of the call to the buyer of the call when it is exercised.
10. Comment: Where the disclosure states that call options will be written “on a portion of the portfolio,” please clarify how the Fund will determine the portion to be covered and describe the anticipated size or range of this portion and the rationale for that anticipated allocation.
Response: The Adviser determines the portion of the portfolio on which call options are written based on an ongoing assessment of market conditions, income objectives, and the desired balance between current income and participation in equity price appreciation. In implementing this strategy, the Adviser generally expects to write call options on a minority portion of each Fund’s equity portfolio.
The Registrant has revised the indicated disclosure for each Fund as indicated in the third to last sentence of the fourth paragraph in Comment #4, and copied below for the Staff’s convenience:
In pursuing the Fund’s 9%~~[ ]~~ annual distribution target, the Fund will generally write call options on only a portion of the U.S. 500 ~~[ ]~~ Portfolio, with such portion determined by the Adviser based on market conditions, option premium availability, and the Fund’s income objectives.
11. Comment: In the fourth paragraph of the indicated section, please revise the discussion of selling call options to address the economic impact at the portfolio level. Consider relocating general educational disclosure to Item 9.

Response: The Registrant has revised the discussion of selling call options as shown in the second paragraph of the revised disclosure in the response to Comment #9 and has relocated the general educational disclosure to Item 9 as shown in responses to Comment #4 and Comment #9.
PROSPECTUS – SUMMARY OF PRINCIPAL RISKS – BOTH FUNDS
12. Comment: Under “Derivatives Risk,” please considering adding disclosure pertaining to options, and, in particular, writing options.
Response: The Registrant respectfully acknowledges the Staff’s comment and kindly directs the Staff to its revisions in response to Comment #13, below, which include supplemental disclosure pertaining to writing options.
13. Comment: Please tailor the “Covered Call Options Writing Risk” disclosure to reflect that the Fund will only write options on a portion of its portfolio.
Response: The Registrant has revised the indicated section as follows:
Covered Call Option Writing Risk: By writing covered call options on a portion of the Fund’s portfolio in return for the receipt of premiums, the Fund will give up the opportunity to benefit from potential increases in the value of the Reference Index above the exercise prices of such options, but ~~will~~ may continue to bear the risk of declines in the value of the Reference Index. The premiums received from the options may not be sufficient to offset any losses sustained from the volatility of the underlying stocks over time. ~~As a result, the risks associated with writing covered call options may be similar to the risks associated with writing put options~~Additionally, because the Fund will write options on a portion of the stocks underlying the Reference Index, rather than on the Reference Index itself, it is possible that the Fund may decrease in value, even in circumstances where the Reference Index increases in value, particularly during periods where the returns of the stocks underlying the Reference Index are relatively uncorrelated. The Fund will have no control over the exercise of the option by the option holder and may lose the benefit from any capital appreciation on the underlying security when the option holder exercises the option. In addition, the Fund’s ability to sell the securities underlying the options will be limited while the options are in effect unless the Fund cancels out the option positions through the purchase of offsetting identical options prior to the expiration of the written options. Exchanges may suspend the trading of options in volatile markets. If trading is suspended, the Fund may be unable to write options at times that may be desirable or advantageous to do so~~, which may increase the risk of tracking error~~.
Corresponding updates have also been made to the Covered Call Option Writing Risk in the section entitled “A FURTHER DISCUSSION OF PRINCIPAL RISKS.”
SAI – CONCENTRATION
14. Comment: Please revise the fundamental concentration policy in the SAI to state, if accurate, that the Fund may concentrate its investments to the same extent that the Underlying Index is concentrated.

Response:
The Registrant respectfully acknowledges the Staff’s comment but believes the current fundamental concentration policy is appropriate. As the Funds are actively managed, there may be instances when the Reference Index is concentrated in an industry or group of industries, but the Funds are not. Therefore, the Registrant respectfully declines to modify the Funds’ fundamental concentration policy.
Please do not hesitate to contact me at (646) 716-3239 if you have any questions or wish to discuss any of the responses presented above.

Respectfully submitted,

/s/ Jasmin M. Ali
Jasmin M. Ali
General Counsel